April 24, 2019

Nirajkumar Patel
Chief Executive Officer
Quick Start Holdings, Inc.
401 N. Wickham Road, Suite 130
Melbourne, FL 32935

       Re: Quick Start Holdings, Inc.
           Registration Statement on Form 10-12G
           Filed January 10, 2019
           File No. 000-56016

Dear Mr. Patel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining